SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*, **

Benitec Biopharma Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

08205P209
(CUSIP Number)

August 11, 2023 and December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This Amendment No. 1 is being filed to amend and restate the original Schedule 13G filed with the Securities and Exchange Commission on August 25, 2023 with respect to the shares of Common Stock held by the Reporting Persons (as defined in Item 2(a) hereof) to include certain shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons on August 11, 2023 and to report the Reporting Persons’ beneficial ownership as of December 31, 2023.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08205P209	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON PN

*The information set forth on this cover page reflects information as of December 31, 2023. As of August 11, 2023, the Reporting Persons may have been deemed to beneficially own 266,227 shares of Common Stock (including 143,039 shares of Common Stock issuable upon exercise of warrants), representing 9.99% of the outstanding shares of Common Stock as of such time.

CUSIP No. 08205P209	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON OO

*The information set forth on this cover page reflects information as of December 31, 2023. As of August 11, 2023, the Reporting Persons may have been deemed to beneficially own 266,227 shares of Common Stock (including 143,039 shares of Common Stock issuable upon exercise of warrants), representing 9.99% of the outstanding shares of Common Stock as of such time.

CUSIP No. 08205P209	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Adage Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON PN, IA

*The information set forth on this cover page reflects information as of December 31, 2023. As of August 11, 2023, the Reporting Persons may have been deemed to beneficially own 266,227 shares of Common Stock (including 143,039 shares of Common Stock issuable upon exercise of warrants), representing 9.99% of the outstanding shares of Common Stock as of such time.

CUSIP No. 08205P209	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Robert Atchinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

*The information set forth on this cover page reflects information as of December 31, 2023. As of August 11, 2023, the Reporting Persons may have been deemed to beneficially own 266,227 shares of Common Stock (including 143,039 shares of Common Stock issuable upon exercise of warrants), representing 9.99% of the outstanding shares of Common Stock as of such time.

CUSIP No. 08205P209	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Phillip Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,510 shares of Common Stock (including 75,322 shares of Common Stock issuable upon exercise of warrants)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

*The information set forth on this cover page reflects information as of December 31, 2023. As of August 11, 2023, the Reporting Persons may have been deemed to beneficially own 266,227 shares of Common Stock (including 143,039 shares of Common Stock issuable upon exercise of warrants), representing 9.99% of the outstanding shares of Common Stock as of such time.

CUSIP No. 08205P209	13G	Page 7 of 10 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Benitec Biopharma Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
The Company’s principal executive offices are located at 3940 Trust Way, Hayward, California 94545.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by:

	(i)	Adage Capital Partners, L.P., a Delaware limited partnership (“ACP”) with respect to the Common Stock and shares of Common Stock issuable upon exercise of warrants directly owned by it;

	(ii)	Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware (“ACPGP”), as general partner of ACP with respect to the Common Stock and shares of Common Stock issuable upon exercise of warrants directly owned by ACP;

	(iii)	Adage Capital Management, L.P., a Delaware limited partnership (“ACM”), as the investment manager of ACP, with respect to the Common Stock and shares of Common Stock issuable upon exercise of warrants directly owned by ACP;

	(iv)	Robert Atchinson (“Mr. Atchinson”), as (1) managing member of Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware (“ACA”), managing member of ACPGP and (2) managing member of Adage Capital Partners LLC, a Delaware limited liability company (“ACPLLC”), general partner of ACM, with respect to the Common Stock and shares of Common Stock issuable upon exercise of warrants directly owned by ACP; and

	(v)	Phillip Gross (“Mr. Gross”), as (1) managing member of ACA, managing member of ACPGP and (2) managing member of ACPLLC, general partner of ACM, with respect to the Common Stock and shares of Common Stock issuable upon exercise of warrants directly owned by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

Item 2(c).	CITIZENSHIP
ACP and ACM are limited partnerships organized under the laws of the State of Delaware. ACPGP is a limited liability company organized under the laws of the State of Delaware. Messrs. Gross and Atchinson are citizens of the United States.

CUSIP No. 08205P209	13G	Page 8 of 10 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e).	CUSIP NUMBER
08205P209

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	OWNERSHIP
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentage set forth in this Schedule 13G/A as of August 11, 2023 is calculated based upon 2,521,900 shares of Common Stock outstanding, as reported in the Company’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 10, 2023 and in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2023, after giving effect to the completion of the offering and the partial exercise of the underwriters' over-allotment option, all as described therein, and assumes the exercise of the reported warrants. The percentage set forth in this Schedule 13G/A as of December 31, 2023 is calculated based upon 2,572,434 shares of Common Stock outstanding as of November 7, 2023, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 13, 2023, and assumes the exercise of the reported warrants.

CUSIP No. 08205P209	13G	Page 9 of 10 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 08205P209	13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: April 11, 2024

ADAGE CAPITAL PARTNERS, L.P.
By: Adage Capital Partners GP, L.L.C.,
its general partner

By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL PARTNERS GP, L.L.C.
By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL MANAGEMENT, L.P.
By: Adage Capital Partners LLC,
its general partner

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

/s/ Phillip Gross
PHILLIP GROSS, individually